

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2012

Via E-mail
S. Douglas Henderson
President
Free Flow, Inc.
9130 Edgewood Drive
La Mesa, CA 91941

> **Re: Free Flow, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 24, 2012**
> **File No. 333-179909**

Dear Mr. Henderson:

    We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

The Dividend Distribution by Garden Bay International, Ltd., page 8

General, page 8

1. As previously requested in comment five of our letter dated September 10, 2012, please remove the reference on page 9 that characterizes Ads in Motion, Inc. as an emerging growth company.

Management's Discussion and Analysis or Plan of Operation, page 15

Corporate History, page 17

2. As previously requested in comment three of our letter dated September 10, 2012, please revise the third to last sentence to reflect that the Garden Bay shareholders have not yet received the dividend distribution.

Involvement of Certain Persons with Development Stage Companies, page 17

3. We note your response to comment eight of our letter dated September 10, 2012. Specifically, we note your statement that "Unseen Solar has not been a party to a reverse merger." As previously noted in prior comment eight, Unseen Solar filed a Form 8-K on September 5, 2012 disclosing its entry into a stock purchase agreement with Western Water Consultants, Inc. pursuant to which it appears the two parties will engage in a

reverse merger. As previously requested in comment eight, please disclose this information in your discussion of the current status of Unseen Solar.

September, October and November 2012, page 19

4. Please explain the reference to the "company's first summer season" in this section.

Exhibits, page II-2

5. We note your response to comment nine of our letter dated September 10, 2012. Please revise the exhibit list to:

- Remove the parentheticals next to Exhibits 10.2 and 10.3. In this regard, we note the executed versions of these exhibits were filed as Exhibits 10.2 and 10.3 with amendment three to the registration statement on August 27, 2012 and

- Provide a footnote disclosing that Exhibits 10.2 and 10.3 were filed with amendment three on August 27, 2012.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Karen Batcher, Esq. (*via e-mail*)
        Synergen Law Group, APC